UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

FCCC, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
30246C104
(CUSIP Number)
January 5, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	30246C104

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Walter P. Carucci Carucci Family Partners - # 11-3146675 Carr Securities Corp - # 11-2003950

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Walter P. Carucci - U.S. Citizen Carucci Family Partners - New York Carr Securities Corp - New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

Walter P. Carucci - 3,509 Carucci Family Partners - 70,077 Carr Securities Corp. - 120

	6	SHARED VOTING POWER:

0

	7	SOLE DISPOSITIVE POWER:

Walter P. Carucci - 3,509 Carucci Family Partners - 70,077 Carr Securities Corp. - 120

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Walter P. Carucci - 73,706 (includes shares owned individually as well as by Carucci Family Partners and Carr Securities Corp.) Carucci Family Partners - 70,077 Carr Securities Corp. - 120

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Walter P. Carucci - IN Carucci Family Partners - PN Carr Securities Corp - C

SCHEDULE 13G

Item 1(a)	Name of Issuer.

FCCC, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

200 Connecticut Ave., 5th Floor Norwalk, CT 06854

Item 2(a)	Name of Person Filing.

Walter P. Carucci Carucci Family Partners Carr Securities Corp.

Item 2(b)	Address of Principal Business Office or, if none, Residence.

c/o Carr Securities Corp. 14 Vanderventer Ave., Suite 210 Port Washington, NY 11050

Item 2(c)	Citizenship.

Walter P. Carucci is a U.S. Citizen. The reporting entities are organized under New York law.

Item 2(d)	Title of Class of Securities.

Common Stock, No Par Value

Item 2(e)	CUSIP Number.

30246C104

Item 3	This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).

Item 4	Ownership.

(a)	Amount beneficially owned:
Walter P. Carucci - 73,706 (includes shares owned individually as well as by Carucci Family Partners and Carr Securities Corp.)
Carucci Family Partners - 70,077
Carr Securities Corp. - 120

(b) Percent of Class: 5.2%

(c)	Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:
     Walter P. Carucci - 3,509
     Carucci Family Partners - 70,077
     Carr Securities Corp. - 120
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of:
     Walter P. Carucci - 3,509
     Carruci Family Partners - 70,077
     Carr Securities Corp. - 120
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WALTER P. CARUCCI
Date: July 19, 2006

By:	Walter P. Carucci

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

CARUCCI FAMILY PARTNERS
Date: July 19, 2006

By:	Walter P. Carucci, its General Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

CARR SECURITIES CORP.
Date: July 19, 2006

By:	Walter P. Carucci, President

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson and Beth N. Lowson, each of The Nelson Law Firm, LLC, 75 South Broadway, 4th Floor, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 22nd day of November, 2005.

By:	/s/ Walter P. Carucci

Walter P. Carucci